1271 Avenue of the Americas | New York, New York 10020

Blankrome.com

Phone:	(212) 885-5358
Mobile:	(516) 457-4238
Fax:	(917) 332-3824
Email:	Leslie.Marlow@Blankrome.com

June 29, 2023

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick McPhun

Re:	Safe and Green Development Corp

Amendment No. 3 to Form 10-12B

Filed May 17, 2023

File No. 001-41581

Dear Mr. McPhun:

On behalf of our client, Safe and Green Development Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 30, 2023 (the “Comment Letter”), relating to the above-referenced Amendment No. 3 to Registration Statement on Form 10-12B (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 4”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 4 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

United States Securities

and Exchange Commission

June 29, 2023

Amendment No. 3 to Form 10-12B

General

1.	Please update your financial information consistent with the guidance outlined within Rule 8-08 of Regulation S-X.

Response: We have added financial information for the fiscal quarter ended March 31, 2023.

* * *

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or (516) 496-2223.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	David Villarreal

CEO, Safe and Green Development Corporation